As filed with the SEC on May 26, 2016
Registration No. 333-211354

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

/ / Pre-Effective Amendment No. 1	/ / Post-Effective Amendment No. ___

CONCORDE FUNDS, INC.
(Exact Name of Registrant as Specified in Charter)

1000 Three Lincoln Centre, 5430 LBJ Freeway LB3, Dallas, Teas 75240-2650
(Address of Registrant’s Principal Executive Offices)

(972) 701-5400
(Registrant’s Telephone Number, Including Area Code)

Gary B. Wood, Ph.D.
Concorde Financial Corporation
(d/b/a Concorde Investment Management)
1000 Three Lincoln Centre
5430 LBJ Freeway LB3
Dallas, Texas 75240-2650
(Name and Address of Agent for Service)

Copies of all communications to:

Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine
Title of Securities Being Registered: Shares of common stock, $1.00 par value.

No filing fee is due because an indefinite number of shares have been registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE
This Pre-Effective Amendment No. 1 to the Registration Statement of Concorde Funds, Inc. (the “Company”) on Form N-14 hereby incorporates Parts A, B and C from the Company’s Form N-14 filed May 13, 2016.  This Pre-Effective Amendment No. 1 is filed for the sole purpose of adding a delaying amendment regarding the effectiveness of the Registration Statement.

SIGNATURES
As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Dallas and State of Texas, on the 25th day of May, 2016.
CONCORDE FUNDS, INC.
(Registrant)

By:	/s/ Gary B. Wood
Gary B. Wood, Ph.D.
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
/s/ Gary B. Wood Gary B. Wood, Ph.D.	Principal Executive Officer; Director	May 25, 2016

/s/ Gregory B. Wood Gregory B. Wood	Principal Financial Officer and Accounting Officer	May 25, 2016

John H. Wilson+	Director	May 25, 2016

William Marcy, Ph.D., P.E.+	Director	May 25, 2016

+By:   /s/ Gregory B. Wood
Gregory B. Wood
Attorney-in-Fact*

* Signature is affixed as of May 25, 2016.  Power of attorney previously filed on the Signature Page to the Registration Statement on Form N-14.